

August 16, 2024

John-Paul Backwell
Chief Executive Officer and Director
Samsara Luggage, Inc.
6 Broadway, Suite 934
New York, NY 10004

> **Re: Samsara Luggage, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2024**
> **File No. 000-54649**

Dear John-Paul Backwell:

We have reviewed your filings and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 9A. Controls and Procedures, page 51

1.   Please revise to provide the report of management on your internal control over financial reporting as required by Item 308(a) of Regulation S-K. Also, if you believe your internal control over financial reporting was effective at December 31, 2023, tell us how you were able to reach this conclusion given:

   • the missing internal control over financial reporting disclosures highlighted above, and

   • the potential for a lack of segregation of duties due to your limited number of employees, two directors and one officer (with that same officer serving in multiple roles, including being one of your two directors, your principal executive officer and your principal financial officer).

   If you continue to believe your disclosure controls and procedures were effective at December 31, 2023 or March 31, 2024, please also tell us how you were able to reach these conclusions, given:

   • the items mentioned above,

- the comment below on your accounting for the transaction in your March 31, 2024 Form 10-Q,
- the late filing of your March 31, 2024 Form 10-Q, and
- not appearing to file a Form 8-K/A with the separate audited historical financial statements for Emergency Response Technologies.

Finally, please file a Form 8-K/A with the separate audited historical financial statements for Emergency Response Technologies, management's discussion and analysis for Emergency Response Technologies and revised pro forma information, as applicable.

Form 10-Q for Fiscal Quarter Ended March 31, 2024

Note 5. Non-Current Assets, page F-11

2.   Please tell us your consideration of the Transactions Between Entities Under Common Control provisions of ASC 805-50 in accounting for the transaction involving Samsara and Emergency Response Technologies. Also, tell us in detail the GAAP literature you relied upon and explain your GAAP basis for recording Emergency Response Technologies at fair value, rather than carrying value, in your March 31, 2024 interim financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services